Question 77 D -

Effective February 28, 2005, the Super Core Fund changed its name to the Grand Prix MidCap Fund. The Grand Prix MidCap Fund has adopted an investment strategy different from that previously employed by the Super Core Fund. The Grand Prix MidCap Fund employs an active investment strategy focusing on mid-capitalization companies which exhibit fast earnings growth and are rising in price. Previously, the Super Core Fund had employed a passive investment strategy.